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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

NOTICE TO THE MARKET

Embraer S.A. (the “Company”) informs its shareholders and the market that its subsidiaries Embraer Aircraft Holding Inc. and Embraer Netherlands Finance B.V., as borrowers (the “Borrowers”), have obtained a revolving credit line in the amount of up to US$630,000,000, which may be increased to US$650,000,000 within 90 days after the closing date, (the “Revolving Credit Facility”), maturing on October 13, 2025, with 14 international financial institutions. The Revolving Credit Facility is guaranteed by the Company and certain other subsidiaries of the Company (collectively, the “Guarantors”), and borrowings under the Revolving Credit Facility will accrue interest at a rate comprised of Term SOFR plus a margin of 1.50% or 1.85% per annum, depending on the corporate rating of the Company.

The Revolving Credit Facility may be amended in the next 12 months to include sustainability-linked features, which will provide for an annual adjustment to the applicable margin based on the performance of the Borrowers and the Guarantors against certain sustainability targets.

The Borrowers may use borrowings under the Revolving Credit Facility for general corporate purposes. As of the closing date, no amounts have been borrowed under the Revolving Credit Facility.

The Revolving Credit Facility is expected to increase the Company’s liquidity and improve its credit rating, supporting the Company’s liability management strategy.

São Jose dos Campos, October 17, 2022.

Antonio Carlos Garcia
Executive Vice-President and CFO

Certain information contained in this notice to the market constitutes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, which may be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue,” or “believe” or the negatives thereof or other variations thereon or comparable terminology or other forms of projections. Due to various risks and uncertainties, actual events or results may differ materially from that reflected or contemplated in such forward-looking statements or projections.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations